

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2014

<u>VIA E-mail</u>
Mr. George Harris
Chief Executive Officer, Chief Financial Officer and Director
Hinto Energy, Inc.
5350 South Roslyn Road, Suite 400
Greenwood Village, CO 80111

> **Re:** **Hinto Energy, Inc.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed October 28, 2014**
> **Form 8-K**
> **Filed July 23, 2014**
> **File No. 000-26317**

Dear Mr. Harris:

We have reviewed your filings and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A1 for the Fiscal Year Ended December 31, 2013

Explanatory Note, page 1

1. The explanatory note indicates that disclosures in Item 2, Properties, were revised. However, it does not appear any revisions were made to this section. Please revise your explanatory note, as necessary, to eliminate any inconsistencies and to correspond with the sections affected by the revisions you made to your filing.

Financial Statements, page 53

2. We note your Balance Sheets, Statements of Operations, Statement of Stockholders' Equity and Statement of Cash Flows included in your amended filing include unaudited

financial information as of June 30, 2014, and for the three- and six-month periods ended June 30, 2014 and June 30, 2013, and omit the audited financial information as of and for the year ended December 31, 2012. Please amend your filing to present only audited financial information as of and for the years ended December 31, 2013 and 2012.

Form 8-K Filed July 23, 2014

3.   We note the disclosure you propose to be included in an amended Form 8-K, to provide the standardized measure of discounted future net cash flows for the Mason Lake Field. However, your proposed disclosure indicates the "10% discount factor" applied to the future net cash flows amounts to $3,279,842, which is the PV-10 amount you disclosed in the Form 8-K you filed July 23, 2014. Please clarify for us and revise, if necessary, the PV-10 value for the Mason Lake Field, and include in your proposed disclosure an explicit reconciliation of the PV-10 value to the corresponding standardized measure of discounted future net cash flows, to eliminate any inconsistencies or inaccuracies.

4.   Revise the disclosure here and in any similar disclosure in future filings to clearly indicate the category of reserves, e.g. proved, probable or possible, being shown.

You may contact Donald F. Delaney, Senior Staff Accountant, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3489, with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant